Filed by McDATA Corporation pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed to be filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, as amended.

Subject: Computer Network Technology Corporation
Commission File No. 333-122758

ON MAY 9, 2005, McDATA CORPORATION, A DELAWARE CORPORATION, SENT THE FOLLOWING EMAIL COMMUNICATIONS TO ITS EMPLOYEES:

To All McDATA Employees,

As you know, we continue to achieve major milestones toward the anticipated closing of the acquisition of CNT by McDATA.  We look forward to the shareholder vote on May 24 for final approval of the transaction, with a closing date for the acquisition tentatively scheduled for June 1, 2005.

Both organizations have been providing regular updates, both internally and externally, regarding our progress. We hosted an investor call today, Monday May 9, 2005, in order to communicate additional integration-related details.  Following the investor call, we will begin a series of shareholder and analyst meetings to share some of the important integration planning work that has been done, as well as some of the decisions that have been made.

The primary focus of the call today was to provide the investment community, analysts, our customers, and you, our employees, an update on the following acquisition details:

•                  Strategic overview —the benefits of the combined company

•                  Combined product and services roadmap — products the combined company will continue to sell and promote

•                  Go to market model — how we intend on selling these products

•                  Operation plans — how we will support the business

•                  Execution imperatives — how are we going to get there

Our progress through the integration planning has continued to reinforce the value of a combined CNT/McDATA organization, offering unmatched technology leadership and unrivaled expertise across storage and network infrastructures, mainframe and open systems.  We will be a leading provider of data infrastructure solutions and services with significant presence in more than 10,000 data centers with more than 3,000 customers worldwide, and connecting more storage networks than any other vendor.  In addition, the scale and scope of the combined company will be significantly greater as measured by solutions offerings, sales coverage, installed base, geographic presence, and revenue generation, than either company could achieve independently.

Although we are all pleased to be able to speak more definitively to these topics, it is inevitable that certain of these messages will raise questions and concerns for various parts of the organization.  McDATA executives and managers will be holding departmental meetings following the investor call to talk through the specific questions you may have relative to your own function.  Please watch for a meeting appointment from your department executive.

As mentioned earlier, once the acquisition is approved by shareholders at the special meeting scheduled for May 24, we will target to close the acquisition on June 1 so the combined entity may begin combined operations for accounting purposes at the start of the month.  At that time, you will receive much more detailed communications regarding staffing, retention, orientation and integration plans.  In the meantime, I hope that this communication and the materials used for the investor call begin to answer some of the immediate questions you have about the status of the acquisition. I trust your departmental meetings will answer many more of the questions you might have at this time, and I look forward to sharing more details with you as they become available.  For more specific information, please visit McWeb.  This is an exciting time for McDATA.  I sincerely appreciate your time and effort in continuing to build and support a world-class company.

John Kelley

Additional Information and where to find it:    McDATA has filed a registration Statement on SEC Form S-4 and McDATA and CNT have filed a Joint Proxy Statement/Prospectus with the SEC in connection with the proposed merger. The Registration Statement was declared effective by the SEC on April 19, 2005 and the Joint Proxy Statement/Prospectus containing information about McDATA, CNT and the proposed merger was be mailed to stockholders of McDATA and shareholders of CNT on or before April 25, 2005. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully in their entirety. The Registration Statement and Joint Proxy Statement/Prospectus contain important information about McDATA, CNT, the proposed merger, the persons soliciting proxies relating to the proposed merger, their interests in the transaction and related maters. Investors and security holders can obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus may also be obtained from McDATA by directing a request by mail to McDATA Corporation at 380 Interlocken Crescent, Broomfield, CO 80021, telephone (720) 558-4629, or from CNT by directing a request by mail to CNT at 6000 Nathan Lane North, Plymouth Minnesota 55442, telephone (763) 268-6130.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, McDATA and CNT file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by McDATA and CNT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. McDATA’s and CNT’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

 McDATA, CNT, directors and certain executive officers of McDATA and CNT, Mellon Investor Services LLC and certain affiliates and employees of Mellon Investor Services may be considered participants in the solicitation of proxies in connection with the proposed merger. Mellon Investor Services will be paid to solicit proxies in connection with the proposed merger. Certain directors and executive officers may have direct or indirect interests in the proposed merger due to securities holdings of McDATA and CNT, and consulting arrangements, service as directors and officers and rights to severance payments following the proposed merger. In addition, certain directors and officers, after the proposed merger will be indemnified by McDATA and will benefit from insurance coverage for liabilities that may arise from their services as directors and officers of CNT prior to the proposed merger. Additional information regarding the participants in the solicitation is contained in the Registration Statement and Joint Proxy Statement/Prospectus filed by McDATA and CNT with the SEC.